UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                                 CERTIFICATE
Exelon Corporation                                                   OF
File No. 70-9693                                                 NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's merger, financing and investment orders. This certificate reports activity in File No. 70-9693 for the period January 1, 2003 through March 31, 2003. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

See Exhibit A for Glossary of Defined Terms

1. Order - A computation in accordance with rule 53(a) setting forth Exelon's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Authority.

     Rule 53(a) provides that a registered holding company's aggregate investment in EWGs and FUCOs may not exceed 50% of its retained earnings. Exelon was granted partial relief from this rule pursuant to the December 8, 2000 Order, which provides for a Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs of $4,000 million. At March 31, 2003, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $2,157 million, and accordingly, at March 31, 2003, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $1,843 million. At March 31, 2003, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under PUHCA) was $1,887 million.

2. Order - A breakdown showing Exelon's aggregate investment in each EWG or FUCO counting against the Requested EWG/FUCO Authority.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, certain information concerning the aggregate investment by EWG/FUCO Project.

3. Order - Identification of any new EWG or FUCO counting against the requested EWG/FUCO Authority in which Exelon has invested or committed to invest during the quarter.

     In the first quarter of 2003, Exelon did not commit to invest in any new EWGs or FUCOs that would count against the Modified Rule 53 Test.

4. Order - Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Exelon.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, total earnings growth by EWG and FUCO project in the first quarter, 2003.

5. Order - A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of that quarter.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, net income and revenues of Exelon's EWG and FUCO Projects for the twelve months ended March 31, 2003.

6. Order - Consolidated capitalization ratios of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

     At March 31, 2003, Exelon's consolidated capitalization ratio was: debt 65%, common equity 32%, and preferred securities of subsidiaries of 3%.
     (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

7. Order - A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Exelon on a consolidated basis and of each Utility Subsidiary.

     Capital Structure of Exelon and its utility subsidiaries as of March 31, 2003 are as follows (in millions, except percentage data):


                           Exelon     PECO      ComEd     Genco    PEPCO      SPCO    SECO     ComEd
                                                                                               Indiana


    Debt1
    Amount                 $15,949    $5,769    $6,337    $2,993

    Percentage             65%        86%       51%       49%

    Common
    ------
    Equity
    ------

    Amount                 $8,004     $700      $5,679    $3,140   $138       $130    $(10)    $12

    Percentage             32%        10%       46%       51%      100%       100%    100%     100%

    Preferred
    ---------
    Securities
    ----------

    Amount                 $610       $265      $351

    Percentage             3%         4%        3%


------------------
    1 See definition under Item 6.

8.   Order - The market-to-book ratio of Exelon's common stock.

     At March 31, 2003, the  market-to-book  ratio of Exelon's  common stock was
     2.05 to 1.

9. Order - The sale of any common stock or preferred securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale.

     During the first quarter of 2003, 921,935 shares of common stock were issued under various employee stock purchase and compensation plans with a price range of $45.37 to $55.10 per share. The average price for the period was $48.59 per share.

10. Order - The total number of shares of Exelon common stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

     Exelon granted 3,130,300 stock options in the first quarter of 2003 at an average exercise price of $49.61 per share.

11. Order - If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

     Exelon did not transfer any common stock to a seller of securities of a company being acquired during the first quarter of 2003.

12. Order - If a guarantee is issued by Exelon, Genco or a Subsidiary where such guaranty is not exempt under Rule 52 during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.


       -----------------------------------------------------------------------------------------------------
             Name of Sub / Purpose                   Amount                             Term
       -----------------------------------------------------------------------------------------------------
       Exelon Generation                           $67,000,000                       12 months
        - Energy trading, equity
       guarantee
       -----------------------------------------------------------------------------------------------------
       Enterprises                                 $59,400,000                       12 months
        - Surety bonds, energy
           contracts, letters of credit
       -----------------------------------------------------------------------------------------------------


13. Order - The amount and terms of any Exelon indebtedness issued during the quarter.

     Overnight commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the quarter. Daily balances ranged from $236 million to $750 million at an average interest rate of 1.41%.

14. Order - The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter.

     A. Overnight commercial paper issued through Bank One on behalf of PECO during the first quarter. Daily balances ranged from $50 to $582 million at an average interest rate of 1.33%.

     B. Overnight commercial paper issued through Bank One on behalf of ComEd during the first quarter. Daily balances ranged from $-0- to $105 million at an average interest rate of 1.48%.

     C. Contributions to and loans from the Utility Money Pool: The activity below reflects a contribution to the money pool by ComEd of Indiana and a loan to ComEd.

                            Exelon Utility Money Pool
              For the Period January 1, 2003 through March 31, 2003

Activity for the quarter - ComEd of Indiana invested surplus funds in the Utility Money Pool during the fourth quarter of 2001 and the first quarter of 2002 and ComEd borrowed such funds. The activity below reflects the interest expense charged ComEd and the interest income earned by ComEd of Indiana during the first quarter of 2003. Interest is based on J.P. Morgan's money market account.

                                                               ComEd                ComEd of Indiana
                    Daily               Applied           Interest Expense           Interest Income
    Date           Balance           Interest Rate            Accrual                    Accrual
------------- -------------------- -------------------- -------------------------- -----------------------

      1/1/03  $   20,500,000             1.31%                          $745.97                   $745.97
      1/2/03      20,500,000             1.31%                           745.97                    745.97
      1/3/03      20,500,000             1.33%                           757.36                    757.36
      1/4/03      20,500,000             1.33%                           757.36                    757.36
      1/5/03      20,500,000             1.33%                           757.36                    757.36
      1/6/03      20,500,000             1.31%                           745.97                    745.97
      1/7/03      20,500,000             1.30%                           740.28                    740.28
      1/8/03      20,500,000             1.30%                           740.28                    740.28
      1/9/03      20,500,000             1.29%                           734.58                    734.58
     1/10/03      20,500,000             1.29%                           734.58                    734.58
     1/11/03      20,500,000             1.29%                           734.58                    734.58
     1/12/03      20,500,000             1.29%                           734.58                    734.58
     1/13/03      20,500,000             1.30%                           740.28                    740.28
     1/14/03      20,500,000             1.29%                           734.58                    734.58
     1/15/03      20,500,000             1.30%                           740.28                    740.28
     1/16/03      20,500,000             1.31%                           745.97                    745.97
     1/17/03      20,500,000             1.30%                           740.28                    740.28
     1/18/03      20,500,000             1.30%                           740.28                    740.28
     1/19/03      20,500,000             1.30%                           740.28                    740.28
     1/20/03      20,500,000             1.30%                           740.28                    740.28
     1/21/03      20,500,000             1.28%                           728.89                    728.89
     1/22/03      20,500,000             1.29%                           734.58                    734.58
     1/23/03      20,500,000             1.29%                           734.58                    734.58
     1/24/03      20,500,000             1.28%                           728.89                    728.89



     1/25/03      20,500,000            1.288%                           728.89                    728.89
     1/26/03      20,500,000             1288%                           728.89                    728.89
     1/27/03      20,500,000             127%                            723.19                    723.19
     1/28/03      20,500,000             1.29%                           734.58                    734.58
     1/29/03      20,500,000             1.28%                           728.89                    728.89
     1/30/03       20,500,000            1.27%                           723.19                    723.19
     1/31/03      20,500,000             1.27%                           723.19                    723.19
                                   --------------------- ------------------------------ ------------------


Total                                                             $   22,868.89             $   22,868.89
                                                         ============================== ==================

      2/1/03  $   20,500,000             1.27%                          $723.19                   $723.19
      2/2/03      20,500,000             1.27%                           723.19                    723.19
      2/3/03      20,500,000             1.28%                           728.89                    728.89
      2/4/03      20,500,000             1.27%                           723.19                    723.19
      2/5/03      20,500,000             1.27%                           723.19                    723.19
      2/6/03      20,500,000             1.27%                           723.19                    723.19
      2/7/03      20,500,000             1.27%                           723.19                    723.19
      2/8/03      20,500,000             12.7%                           723.19                    723.19
      2/9/03      20,500,000             1.27%                           723.19                    723.19
     2/10/03      20,500,000             1.26%                           717.50                    717.50
     2/11/03      20,500,000             1.27%                           723.19                    723.19
     2/12/03      20,500,000             1.26%                           717.50                    717.50
     2/13/03      20,500,000             1.24%                           706.11                    706.11
     2/14/03      20,500,000             1.25%                           711.81                    711.81
     2/15/03      20,500,000             1.25%                           711.81                    711.81
     2/16/03      20,500,000             1.25%                           711.81                    711.81
     2/17/03      20,500,000             1.25%                           711.81                    711.81
     2/18/03      20,500,000             1.26%                           717.50                    717.50
     2/19/03      20,500,000             1.27%                           723.19                    723.19
     2/20/03      20,500,000             1.24%                           706.11                    706.11
     2/21/03      20,500,000             1.23%                           700.42                    700.42
     2/22/03      20,500,000             1.23%                           700.42                    700.42
     2/23/03      20,500,000             1.23%                           700.42                    700.42
     2/24/03      20,500,000             1.23%                           700.42                    700.42
     2/25/03      20,500,000             1.24%                           706.11                    706.11
     2/26/03      20,500,000             1.24%                           706.11                    706.11
     2/27/03      20,500,000             1.24%                           706.11                    706.11
     2/28/03      20,500,000             1.24%                           706.11                    706.11

Total                                                              $  19,998.89                $19,998.89
                                                         ============================= ==================

      3/1/03  $   20,500,000             1.24%                          $706.11                   $706.11
      3/2/03      20,500,000             1.24%                           706.11                    706.11
      3/3/03      20,500,000             1.24%                           706.11                    706.11
      3/4/03      20,500,000             1.24%                           706.11                    706.11
      3/5/03      20,500,000             1.22%                           694.72                    694.72



      3/6/03      20,500,000             1.22%                           694.72                    694.72
      3/7/03      20,500,000             1.22%                           694.72                    694.72
      3/8/03      20,500,000             1.22%                           694.72                    694.72
      3/9/03      20,500,000             1.22%                           694.72                    694.72
      310/03      20,500,000             1.21%                           689.03                    689.03
     311/023      20,500,000             1.20%                           683.33                    683.33
     3/12/03      20,500,000             1.20%                           683.33                    683.33
     3/13/03      20,500,000             1.19%                           677.64                    677.64
     3/14/03      20,500,000             1.20%                           683.33                    683.33
     3/15/03      20,500,000             1.20%                           683.33                    683.33
     3/16/03      20,500,000             1.20%                           683.33                    683.33
     3/17/03      20,500,000             1.21%                           689.03                    689.03
     3/18/03      20,500,000             1.22%                           694.72                    694.72
     3/19/03      20,500,000             1.20%                           683.33                    683.33
     3/20/03      20,500,000             1.18%                           671.94                    671.94
     3/21/03      20,500,000             1.18%                           671.94                    671.94
     3/22/03      20,500,000             1.18%                           671.94                    671.94
     3/23/03      20,500,000             1.18%                           671.94                    671.94
     3/24/03      20,500,000             1.81%                           671.94                    671.94
     3/25/03      20,500,000             1.20%                           683.33                    683.33
     3/26/03      20,500,000             1.18%                           671.94                    671.94
     3/27/03      20,500,000             1.17%                           666.25                    666.25
     3/28/03      20,500,000             1.18%                           671.94                    671.94
     3/29/03      20,500,000             1.18%                           671.94                    671.94
     3/30/03      20,500,000             1.18%                           671.94                    671.94
     3/31/03      20,500,000             1.18%                           671.94                    671.94
                                   ----------------------- ------------------------------ ----------------

Total                                                             $   21,217.50             $   21,217.50
                                                          =============================== ================

Activity for the quarter - ComEd  invested  surplus  funds in the Utility  Money
Pool  during  the first  quarter  of 2003 and Genco  borrowed  such  funds.
The activity below reflects the interest expense charged Genco and the interest income earned by ComEd during the first quarter of 2003. Interest is based on J.P. Morgan's money market account.

                                                             Genco               ComEd
                        Daily             Applied      Interest Expense     Interest Income
      Date             Balance         Interest Rate        Accrual             Accrual
-----------------------------------------------------------------------------------------------

    01/22/03              $ 28,000,000     1.32%                 $   1,027           $   1,027

    01/23/03                55,000,000     1.33%                     2,032               2,032

    01/24/03               269,000,000     1.32%                     9,863               9,863

    01/25/03               269,000,000     1.32%                     9,863               9,863

    01/26/03               269,000,000     1.32%                     9,863               9,863

    01/27/03               272,000,000     1.32%                     9,973               9,973

    01/28/03               276,000,000     1.32%                    10,120              10,120

    01/29/03                84,000,000     1.30%                     3,033               3,033

    01/30/03               116,000,000     1.31%                     4,221               4,221

    01/31/03               143,000,000     1.31%                     5,204               5,204
                                                     ------------------------------------------

                                                                $   65,200          $   65,200
                                                     ==========================================


    02/01/03            $  143,000,000     1.31%                 $   5,204          $    5,204

    02/02/03               143,000,000     1.31%                     5,204               5,204

    02/03/03               171,000,000     1.33%                     6,318               6,318

    02/04/03               185,000,000     1.31%                     6,732               6,732

    02/05/03               194,000,000     1.30%                     7,006               7,006

    02/06/03               202,000,000     1.31%                     7,351               7,351

    02/07/03               209,000,000     1.33%                     7,721               7,721

    02/08/03               209,000,000     1.33%                     7,721               7,721

    02/09/03               209,000,000     1.33%                     7,721               7,721

    02/10/03               213,000,000     1.28%                     7,573               7,573

    02/11/03               230,000,000     1.28%                     8,178               8,178

    02/12/03               243,000,000     1.28%                     8,640               8,640

    02/13/03               283,000,000     1.28%                    10,062              10,062

    02/14/03               154,000,000     1.28%                     5,476               5,476

    02/15/03               154,000,000     1.28%                     5,476               5,476

    02/16/03               154,000,000     1.28%                     5,476               5,476

    02/17/03               154,000,000     1.28%                     5,476               5,476

    02/18/03               195,400,000     1.32%                     7,165               7,165

    02/19/03               201,500,000     1.29%                     7,220               7,220

    02/20/03               237,500,000     1.27%                     8,378               8,378

    02/21/03               242,000,000     1.26%                     8,470               8,470



    02/22/03               242,000,000     1.26%                     8,470               8,470

    02/23/03               242,000,000     1.26%                     8,470               8,470

    02/24/03               281,000,000     1.26%                     9,835               9,835

    02/25/03               210,500,000     1.26%                     7,368               7,368

    02/26/03               257,000,000     1.28%                     9,138               9,138

    02/27/03               300,000,000     1.29%                    10,750              10,750

    02/28/03               335,000,000     1.31%                    12,190              12,190
                                                     ------------------------------------------

                                                                $  214,787         $   214,787
                                                     ==========================================


    03/01/03            $  335,000,000     1.31%                $   12,190          $   12,190

    03/02/03               335,000,000     1.31%                    12,190              12,190

    03/03/03               335,000,000     1.29%                    12,004              12,004

    03/04/03               335,000,000     1.27%                    11,818              11,818

    03/05/03               335,000,000     1.25%                    11,632              11,632

    03/06/03               335,000,000     1.25%                    11,632              11,632

    03/07/03               276,000,000     1.24%                     9,507               9,507

    03/08/03               276,000,000     1.24%                     9,507               9,507

    03/09/03               276,000,000     1.24%                     9,507               9,507

    03/10/03               276,000,000     1.26%                     9,660               9,660

    03/11/03               276,000,000     1.25%                     9,583               9,583

    03/12/03               276,000,000     1.25%                     9,583               9,583

    03/13/03               276,000,000     1.27%                     9,737               9,737

    03/14/03               276,000,000     1.27%                     9,737               9,737

    03/15/03               276,000,000     1.27%                     9,737               9,737

    03/16/03               276,000,000     1.27%                     9,737               9,737

    03/17/03               261,000,000     1.28%                     9,280               9,280

    03/18/03                15,000,000     1.25%                       521                 521



    03/19/03                 5,000,000     1.25%                       174                 174

    03/20/03                 5,000,000     1.25%                       174                 174

    03/21/03                 5,000,000     1.24%                       172                 172

    03/22/03                 5,000,000     1.24%                       172                 172

    03/23/03                 5,000,000     1.24%                       172                 172

    03/24/03                 5,000,000     1.23%                       171                 171

    03/25/03                 5,000,000     1.23%                       171                 171

    03/26/03                 5,000,000     1.24%                       172                 172

    03/27/03                         -                                   -                   -

    03/28/03                         -                                   -                   -

    03/29/03                         -                                   -                   -

    03/30/03                         -                                   -                   -

    03/31/03                         -                                   -                   -
                                                     ------------------------------------------

                                                                $  178,939          $  178,939
                                                     ==========================================


15. Order - The amount and terms of any financings consummated by any Non-Utility Subsidiary that is not exempt under rule 52.

     None.

16. Order - All of the information that would have been provided on a Form U-6B-2 with respect to each security issuance subject thereto that occurred during the applicable quarter.

     See Exhibit B.

17. Order - Future registration statements filed under the Securities Act of 1933 with respect to securities described in the Rule 24 certificate will be filed or incorporated by reference as exhibits to the Rule 24 Certificate.

     None.

18. Order - Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter.

     See combined form 10Q for Exelon Corporation, ComEd, Genco and PECO filed on May 2, 2003.

19. Order - A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

     The consolidated retained earnings analyses of Exelon, ComEd, PECO, Genco, PECO Energy Power Company, Susquehanna Power Company, Susquehanna Electric Company and ComEd of Indiana are attached as Exhibit C.

20. Order - The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

     In the first quarter of 2003, ComEd and PECO entered into forward starting swaps to hedge interest rate exposure associated with future debt issuances. Each of the swaps is designated as a cash flow hedge in that it attempts to minimize the variability of the future interest expense associated with changes in the 3 month LIBOR rate. A table summarizing the forward starting swap transactions that were entered into in the first quarter is below. Each of the transactions was unwound prior to the associated debt issuance. ComEd issued debt in the amount of $395 million on April 7, 2003. PECO issued debt in the amount of $450 million on April 28, 2003.


               ---------------------------------------------------------------------------------------------
                     Exelon          Trade      Effective      Notional                      Counter-
               ---------------------------------------------------------------------------------------------
                     Entity           Date        Date          Amount         Term            Party
               ---------------------------------------------------------------------------------------------
               ComEd               01/09/03    05/15/03     $80 million     10-year     BNP Paribas
               ---------------------------------------------------------------------------------------------
               ComEd               01/27/03    05/15/03     $80 million     10-year     CSFB
               ---------------------------------------------------------------------------------------------
               PECO                02/12/03    06/02/03     $80 million     5-year      Bank One
               ---------------------------------------------------------------------------------------------
               ComEd               02/18/03    05/15/03     $80 million     10-year     Bank One
               ---------------------------------------------------------------------------------------------
               PECO                02/19/03    06/02/03     $100 million    5-year      BNP Paribas
               ---------------------------------------------------------------------------------------------
               PECO                02/25/03    06/02/03     $90 million     5-year      CSFB
               ---------------------------------------------------------------------------------------------
               PECO                02/25/03    06/02/03     $90 million     5-year      BNP Paribas
               ---------------------------------------------------------------------------------------------



21. Order - The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

     None.

22. Order - Provide a copy of the consolidated balance sheet and income statement for Ventures, Genco and Enterprises.

     Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a consolidated balance sheet and income statement for Ventures and Enterprises. See combined form 10Q for Genco filed on May 2, 2003.


23. Order - A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended.

     Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a description of Development Activities and amount expended on Development Activities during the quarter just ended.

24. Order - A narrative description of each investment made during the quarter just ended including:


     a.   Name of the company and its immediate parent.

     b. Method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries).

     c.   Type of company and/or its business  (e.g.,  EWG,  FUCO,  ETC, Rule 58
          Subsidiary,   Non-U.S.   Energy   Related   Subsidiary,   Intermediate
          Subsidiary, Financing Subsidiary).

     d. With respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the locations (countries) where it does business.

     None.

25. Order - With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer.

             There were no reorganizations during the quarter.

26.  Order  - A  chart  showing,  as of the end of  such  quarterly  period  and
     reflecting  any  reorganization   accomplished  during  the  quarter,   all
     associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.

     Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a chart providing the requested information.


27.  Additional information.
     None.

                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 30, 2003

                                                         EXELON CORPORATION

                                                   By: /s/ Matthew F. Hilzinger
                                                       -------------------------
                                       Vice President and Corporate Controller

                                    Exhibit A
                                    ---------

Glossary of Defined Terms
-------------------------

AmerGen                    AmerGen Energy Company, LLC
ComEd                      Commonwealth Edison Company
ComEd of Indiana           Commonwealth Edison Company of Indiana, Inc.
Exelon                     Exelon Corporation
EWGs                       Exempt wholesale generators
FUCO                       Foreign utility company
ExTex                      ExTex LaPorte Limited Partnership
Genco                      Exelon Generation Company, LLC
PECO                       PECO Energy Company
PEPCO                      PECO Energy Power Company
Power Holdings             Exelon Power Holdings, LP
PETT                       PECO Energy Transition Trust
Sithe                      Sithe Energies, Inc.
Sithe ENEH                 Exelon  New England Holdings, LLC
Southeast Chicago          Southeast Chicago Energy Project, LLC
SECO                       Susquehanna Electric Company
SPCO                       Susquehanna Power Company

                               Exhibit B - Item 16
                               -------------------
A.
--
Commonwealth Edison Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): First Mortgage Bonds.

2.   Issue, renewal or guaranty: Issue.

3. Principal amount of each security: Issue # 1, $350 million; Issue # 2 $350 million.

4. Rate of interest per annum of each security: Issue # 1 will bear interest at the annual rate of 3.70%; Issue # 2 will bear interest at the annual rate of 5.875%.

5. Date of issue, renewal or guaranty of each security: Both issues, January 22, 2003.

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Issue # 1, 2008; Issue # 2, 2033.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Various.

9.   Collateral given with each security: First mortgage.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: Refinance amounts used to repay the following debt securities either at maturity or upon early redemption:
     (1) $200 million 7.375% First Mortgage Bonds, Series 85; (2) $200 million Variable Rate Senior Notes; (3) $100 million 9.17% Medium-Term Notes and
     (4) $200 million 8.375%First Mortgage Bonds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable.

14.  If the security or securities  are exempt from the  provisions of section 6
     (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).


B.
----
ComEd Financing III has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.     Type of securities (draft, promissory note): Trust Preferred Securities.

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $200 million.

4. Rate of interest per annum of each security: Annual distribution rate of 6.35%.

5.     Date of issue, renewal or guaranty of each security: March 17, 2003.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): 2033.

8. Name of the person to whom each security was issued, renewed or guaranteed: Various.

9.     Collateral given with each security: ComEd guarantee.

10.    Consideration given for each security: Cash.

11. Application of proceeds for each security: Acquire trust debentures from ComEd.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.    If the security or securities are exempt from the provisions of section 6
       (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

C.
----
ComEd has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.     Type of securities (draft, promissory note): Trust Debentures.

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $200 million.

4. Rate of interest per annum of each security: Annual distribution rate of 6.35%.

5.     Date of issue, renewal or guaranty of each security: March 17, 2003.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): 2033.

8. Name of the person to whom each security was issued, renewed or guaranteed: ComEd Financing III.

9.     Collateral given with each security: None.

10.    Consideration given for each security: Cash.

11. Application of proceeds for each security: Redeemed $200 million of 8.48% trust preferred securities.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.    If the security or securities are exempt from the provisions of section 6
       (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

D.
----
AllEnergy Gas and Marketing Company, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $17 million.

4.     Rate of interest per annum of each security: Libor plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: First quarter, 2003.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Energy Company.

9.     Collateral given with each security: None.

10.    Consideration given for each security: Cash.

11.    Application of proceeds for each security: Used for operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

E.
----
Exelon Enterprises Company, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $15 million.

4.     Rate of interest per annum of each security: Libor plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: First quarter, 2003.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Enterprises Investments, Inc.

9.     Collateral given with each security: None.

10.    Consideration given for each security: Cash.

11.    Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

F.
----
Exelon Energy, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $18 million.

4.     Rate of interest per annum of each security: LIBOR plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: First quarter, 2003.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Enterprises Company, LLC.

9.     Collateral given with each security: None.

10.    Consideration given for each security: Cash.

11.    Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

G.
----
Exelon Services, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $6.324 million.

4.      Rate of interest per annum of each security: Libor plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: First quarter, 2003.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Enterprises Company, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: Cash.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

                               Exhibit C - Item 19
                               -------------------



                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2003
                                  (In millions)


Beginning Balance                                    $2,042
Net Income                                              361

Dividends:
  Common Stock                                         (149)
                                                      ------
   Ending Balance                                     $2,254
                                                      ======




                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2003
                                  (In millions)


Beginning Balance                                      $401
Net Income                                              137
Dividends:
   Common Stock                                         (89)
   Preferred Stock                                       (2)
                                                        -----
Ending Balance                                          $447
                                                        =====



                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2003
                                  (In millions)


Beginning Balance                                      $577
  Net Income                                            195
  Dividends:
     Common Stock                                      (120)
                                                       -----
Ending Balance                                         $652
                                                       =====


                                Exelon Generation
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2003
                                  (In millions)


Beginning Balance                                      $924
  Net Income                                             56
  Dividends:
     Common Stock                                         0
                                                       ----
Ending Balance                                         $980
                                                       ====

                            PECO Energy Power Company
                           Retained Earnings Analysis
                     For the Quarter Ended December 3, 2002
                                  (In millions)


Beginning Balance                                       $36
  Net Income                                              3
  Dividends:
     Common Stock                                         0
                                                       ----
Ending Balance                                          $39
                                                       ====


                            Susquehanna Power Company
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2003
                                  (In millions)


Beginning Balance                                       $32
  Net Income                                              3
  Dividends:
     Common Stock                                         0
                                                       ----
Ending Balance                                          $35
                                                       ====


                          Susquehanna Electric Company
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2003
                                  (In millions)


Beginning Balance                                       $ (9)
  Net Income (Loss)                                       (2)
  Dividends:
     Common Stock                                          0
                                                        -----
Ending Balance                                          $(11)
                                                        =====

                                ComEd of Indiana
                           Retained Earnings Analysis
                      For the Quarter Ended March 31, 2003
                                  (In millions)


Beginning Balance                                      $  2
  Net Income                                              0
  Dividends:
     Common Stock                                         0
                                                        ----
Ending Balance                                           $2
                                                        ===